SAMSON OIL & GAS LIMITED

ABN 25 009 069 005

FINANCIAL REPORT

for the half-year ended 31 December 2007

SAMSON OIL & GAS LIMITED

TABLE OF CONTENTS

Corporate Information	1

Directors’ Report	2

Income Statement	5

Balance Sheet	6

Cash Flow Statement	7

Statement of Changes in Equity	8

Notes to the Half-Year Financial Statements	9

Directors’ Declaration	16

Auditor’s Independence Declaration	17

Independent Review Report	18

SAMSON OIL & GAS LIMITED

CORPORATE INFORMATION

DIRECTORS	BANKERS
N.T. MacLachlan (Chairman)	Bank of New Zealand Australia
T.M. Barr (Managing Director)	Perth, Western Australia, 6000
V. Rudenno
D.T. Cairns	Macquarie Bank Limited
No. 1, Martin Place
Sydney, NSW, 2000

SECRETARY	Wells Fargo
D.I. Rakich	1700 Lincoln, 6th Floor
Denver, Colorado, 80274

REGISTERED OFFICE & BUSINESS ADDRESS	SOLICITORS
Level 36, Exchange Plaza	Minter Ellison
2 The Esplanade	Level 49, Central Park Building
Perth, Western Australia, 6000	152-158 St Georges Terrace
Telephone: +61 8 9220 9830	Perth, Western Australia, 6000
Facsimile: +61 8 9220 9820
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado, 80202

OPERATIONS OFFICE - DENVER	AUDITORS
1726 Cole Boulevard, Suite 210	Ernst & Young
Lakewood, Colorado, 80401	11 Mounts Bay Road
Telephone: +1 303 295 0344	Perth, Western Australia, 6000
Facsimile: +1 303 295 1961

SHARE REGISTRY	STOCK EXCHANGE
Security Transfer Registrars Pty Ltd	Australian Stock Exchange Limited
770 Canning Highway	Code: SSN
Applecross, Western Australia, 6153
Telephone: +61 8 9315 2333	American Stock Exchange LLC
Facsimile: +61 8 9315 2233	Code: SSN

AUSTRALIAN COMPANY NUMBER	AUSTRALIAN BUSINESS NUMBER
009 069 005	25 009 069 005

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Your directors submit their report for the half-year ended 31 December 2007.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as follows.

Mr Malcolm Alec Burne - resigned as Chairman and Director, effective 19 December 2007
Mr Terence Maxwell Barr - Managing Director
Mr Neil Thacker MacLachlan* -appointed as Chairman, effective 19 December 2007
Mr David Thorwald Cairns
Dr Victor Rudenno
Mr Neil Fearis - alternative for Mr Burne until his resignation on 19 December 2007

Directors were in office for this entire period unless otherwise stated.

*Mr MacLachlan was a director of the company prior to his appointment as Chairman.

PRINCIPAL ACTIVITIES

The principal activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America. There have been no significant changes in the nature of these activities during the half year.

REVIEW AND RESULTS OF OPERATIONS

The consolidated entity’s net loss after tax for the half-year was $5,332,170 compared with a net loss of $6,733,113 for the half-year ended 31 December 2006.

The Company's results for the half year were affected by lower gas sales, which decreased significantly from the previous corresponding period due to lower gas prices. The average CIG gas price during the half year ended 31 December 2006 was US$5.41 per mcf compared to US$3.2 7 for the half year ended 31 December 2007. The gas price has shown improvement subsequent to the end of the period, with the CIG price for March 2008 being set at US$7.81 per mcf.

Corporate

•
On 11 October 2007 the consolidated entity issued 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 (before costs). In conjunction with this issue, the consolidated entity also issued 3,379,077 options with an exercise price of 30 cents per share and an expiry date of 10 October 2012 to the participants of the share issue.

•
On 11 October 2007 the consolidated entity issued 4,000,000 options to key management personnel. These options vested immediately, having an exercise price of 30 cents per share and an expiry date of 10 October 2012.

Oil and Gas Evaluation and Production

•
During the half year, the consolidated entity acquired a 12.5% interest in the Sabretooth Prospect in Brazoria County. This prospect is anticipated to spud mid March, 2008 andconsists of a deep Vicksburg sand test located on shore in the Gulf Coast producing region of Texas. This prospect is controlled by 3D seismic and offsets a recent 10 BCFE discovery of analogous 3D seismic nature. Contingent reserve estimates indicate 25 BCFE potential and an expected initial rate of 5 mmscf/d.

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

•
The Lookout Wash 30-31 development well spudded on 23 October 2007 and was logged on 28 November 2007. The open hole logs showed three viable Almond sand benches at: 11,150’ MD, 11,396’ MD, and 11,550’ MD. All three benches exhibited considerable resitivity and neutron-density response on open hole electric logs quantifying each zone as pay. Each zone was fracture stimulated and put on first production on 18 December 2007. This well had an initial rate of 550 mscfd and based on flowing tubing pressure performance exhibits partially depleted reservoir performance.

•
During the half year the consolidated entity drilled the Stage Coach East prospect. The well was drilled to a total depth of 9,067 feet and was logged and production casing run. The well was fracture stimulated in October 2007. The fracture stimulation yielded no combustable gas or recordable reservoir pressure from the two stimulated Almond sands. The well has been temporarily abandoned until November 2008 at which time it will be tested again for commercial hydrocarbons before final plugging and abandonment.

Impairment

Included in the loss is net impairment losses of $368,117 (2006: $6,213,863) relating to the Group’s oil and gas properties. Included in this amount is a reversal of impairment losses recorded in the prior year of $802,745. At 31 December 2007, the Directors determined that the conditions which caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Group’s policy. This was primarily due to the continued improved performance of a number of wells within the Lookout Wash fields. The increase in oil price also contributed to some of the impairment reversal.

The Group also recognised impairment losses of $1,170,862. This impairment is mainly due to unfavourable revisions in the depletion curves in relation to the Jonah field. This field has also decreased in value due to delays in drilling two proved undeveloped locations which has resulted in the discounting of future cash flows having a significant impact on the value of the field.

AUDITOR’S INDEPENDENCE DECLARATION

The independence declaration received from the auditor of Samson Oil & Gas Limited is set out on page 17 and forms part of this Directors’ Report for the half-year ended 31 December 2007.

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Signed in accordance with a resolution of the directors.

T. M. Barr

Director

Perth, Western Australia
14 March 2008

SAMSON OIL & GAS LIMITED

INCOME STATEMENT
for the half-year ended 31 December 2007

	NOTE	CONSOLIDATED
		2007	2006
		$	$
Continuing operations

Sale of oil and gas	3(a)	3,863,201	6,326,261
Finance revenue	3(a)	58,075	120,794
Total revenue		3,921,276	6,447,055
Cost of sales		(2,845,223)	(3,563,032)
Gross profit		1,076,053	2,884,023
Other income	3(a)	1,551,658	811,124

Exploration and evaluation expense		(2,638,960)	(713,067)
Impairment expense	4	(368,117)	(6,213,863)
Finance costs		(1,807,508)	(1,393,780)
General and administrative expenses	3(b)	(3,145,296)	(2,107,550)

Loss from continuing operations before income tax		(5,332,170)	(6,733,113)
Income tax expense		-	-

Loss attributable to members of the parent		(5,332,170)	(6,733,113)
Basic loss per share (cents)		(2.67)	(3.50)
Diluted loss per share (cents)		(2.67)	(3.50)

SAMSON OIL & GAS LIMITED

BALANCE SHEET
as at 31 December 2007

	NOTE	CONSOLIDATED
		31 Dec 2007	30 Jun 2007
		$	$
Current assets
Cash and cash equivalents		3,919,926	3,985,991
Trade and other receivables		1,594,869	1,875,479
Investments held for trading		660,031	552,859
Prepayments		452,730	1,107,394
Restricted cash		1,213,343	1,354,448
Total Current assets		7,840,899	8,876,171

Non-current assets
Restricted cash		166,235	171,699
Property, plant and equipment		2,803,630	2,884,845
Exploration and evaluation assets		5,227,078	5,411,690
Oil and gas properties		44,100,716	46,343,369
Other non current assets		74,139	-
Total Non-current assets		52,371,798	54,811,603
Total assets		60,212,697	63,687,774

Current liabilities
Trade and other payables		2,500,768	2,901,166
Derivative financial instruments		412,250	262,513
Provisions		100,837	93,051
Total Current liabilities		3,013,855	3,256,730

Non-current liabilities
Convertible notes	9	20,494,952	20,801,211
Derivative financial instruments		292,010	317,204
Provisions		1,145,559	1,168,414
Total Non-current liabilities		21,932,521	22,286,829
Total liabilities		24,946,376	25,543,559
Net assets		35,266,321	38,144,215

Equity
Contributed equity	8	72,716,544	69,347,605
Accumulated losses		(34,291,552)	(28,959,382)
Reserves		(3,158,671)	(2,244,008)
Total equity		35,266,321	38,144,215

SAMSON OIL & GAS LIMITED

CASH FLOW STATEMENT
for the half-year ended 31 December 2007

	CONSOLIDATED
	2007	2006
	$	$
Cash flows from operating activities
Receipts from customers	3,823,853	4,041,014
Cash received from commodity derivative financial instrument	973,047	-
Payments to suppliers and employees	(4,000,373)	(2,194,645)
Interest received	57,941	75,130
Interest paid	(1,102,452)	(636,574)
Net cash flows from/(used in) operating activities	(247,984)	1,284,925

Cash flows from investing activities
Cash paid for acquisition of office equipment	(32,504)	(104,883)
Payments for exploration and evaluation	(2,427,549)	(713,068)
Cash paid for oil and gas properties and development	(684,301)	(5,820,055)
Payments for acquisition of minority interest	(47,502)	(782,202)
Net cash flows used in investing activities	(3,191,856)	(7,420,208)

Cash flows from financing activities
Cash paid for borrowing costs	-	(269,103)
Proceeds from issue of share capital	3,379,077	-
Payments for costs associated with capital raising	(10,138)	(1,212,750)
Net cash flows (used in)/from financing activities	3,368,939	(1,481,853)

Net (decrease)/increase in cash and cash equivalents held	(70,901)	(7,617,136)
Effects of foreign exchange on cash balances	4,836	(444,874)
Cash and cash equivalents at beginning of period	3,985,991	15,628,123
Cash and cash equivalents at end of period	3,919,926	7,566,113

SAMSON OIL & GAS LIMITED

STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2007

Attributable to equity holders of the parent
CONSOLIDATED	Issued	Accumulated	Foreign Currency	Options	Equity	Total
	Capital	Losses	Translation Reserve	Reserve	Reserves
	$	$	$	$	$	$
At 1 July 2007	69,347,605	(28,959,382)	(3,580,427)	2,709,482	(1,373,063)	38,144,215
Currency translation differences	-	-	(1,255,607)	-	-	(1,255,607)
Total expense for the period recognised directly in equity	-	-	(1,255,607)	-	-	(1,255,607)
Loss for the period	-	(5,332,170)	-	-	-	(5,332,170)
Total expense for the period	-	(5,332,170)	(1,255,607)	-	-	(6,587,777)
Issue of options	-	-	-	340,944	-	340,944
Issue of share capital	3,379,077	-	-	-	-	3,379,077
Share issue costs	(10,138)	-	-	-	-	(10,138)
At 31 December 2007	72,716,544	(34,291,552)	(4,836,034)	3,050,426	(1,373,063)	35,266,321

Balance previously reported at 1 July 2006	69,366,304	(28,500,535)	2,360,284	2,414,695	200,397	45,841,145
Impact of correction of inaccurate valuation
in prior year (note 9)	-	2,144,161	-	-	-	2,144,161
Restated Balance at 1 July 2006	69,366,304	(26,356,374)	2,360,284	2,414,695	200,397	47,985,306
Currency translation differences	-	-	(2,709,820)	-	-	(2,709,820)
Total expense for the period recognised directly in equity			(2,709,820)			(2,709,820)
Loss for the period	-	(6,733,113)	-	-	-	(6,733,113)
Total expense for the period	-	(6,733,113)	(2,709,820)	-	-	(9,442,933)
Acquisition of minority interest	-	-	-	-	(1,549,433)	(1,549,433)
Fair value of options issued to minority interest holders	-	-	-	294,787	-	294,787
Share issue costs	(18,699)	-	-	-	-	(18,699)
At 31 December 2006	69,347,605	(33,089,487)	(349,536)	2,709,482	(1,349,036)	37,269,028

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

1.	CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the half-year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on 14 March 2008.

Samson Oil & Gas Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (ASX code “SSN”).

On 7 January 2008, the Company commenced trading of its American Depositary Receipts (“ADR’s) on the American Stock Exchange (“Amex”). Each ADR represents 20 ordinary Samson shares.

The principal activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Samson Oil & Gas Limited as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by Samson Oil & Gas Limited and its controlled entities during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules.

(a)	Basis of preparation

The half-year consolidated financial report is a general-purpose condensed financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and AASB 134 Interim Financial Reporting.

The half-year financial report has been prepared on a historical cost basis, except for investments held for trading, embedded derivatives and oil and gas derivatives, which are measured at fair value.

The financial report is presented in Australian dollars ($).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b)	Significant accounting policies

The half year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007, except for the adoption of amending standards and Interpretations effective for annual reporting periods beginning on or after 1 July 2007.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

Since 1 July 2007, the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group:

•	AASB 101 (revised October 2006) Presentation of Financial Statements
•	AASB 7 Financial Instruments: Disclosures
•	AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)
•	AASB 2007-1 Amendments to Australian Accounting Standards arising from Interpretation 11 (AASB 2)
•	AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and other amendments
•	AASB 2007-7 Amendments to Australian Accounting Standards (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128)
•	Interpretation 10 Interim Financial Reporting and Impairment
•	Interpretation 11 AASB 2 - Group and Treasury Share Transactions

(c)	Basis for Consolidation

The half-year consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries as at 31 December 2007 (‘the Group’).

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

3.	REVENUE, INCOME AND EXPENSES

		CONSOLIDATED
		2007	2006
		$	$
Revenue, income and expenses from continuing Operations

(a)	Revenue
	Sale of oil and gas
	Oil sales	1,427,891	986,179
	Gas sales	2,076,355	4,962,495
	Other	358,955	377,587
		3,863,201	6,326,261

	Finance revenue	58,075	120,794

	Total Revenue	3,921,276	6,447,055
	Other Income
	Other	18,419	40,266
	Gain on fixed forward swaps	972,633	19,594
	Movement in fair value of investments held for trading	107,171	668,000
	Movement in fair value of embedded derivatives	355,023	83,264
	Foreign exchange gain on embedded derivatives	98,412	-
		1,551,658	811,124
(b)	General and administrative expenses
	Employee Benefits	(1,014,015)	(518,733)
	Consultants fees	(331,607)	(441,587)
	Lease payments	(109,288)	(99,169)
	Travel and accommodation	(117,824)	(167,864)
	Insurance	(64,771)	(27,257)
	Assurance and Advisory	(706,860)	(86,888)
	Investor Relations	(273,023)	(207,358)
	Legal fees	(136,045)	(114,707)
	Depreciation	(46,739)	(25,206)
	Other	(345,124)	(418,781)
	Total	(3,145,296)	(2,107,550)

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

4.	IMPAIRMENT EXPENSE

Included in the loss for the period is net impairment losses of $368,117 (2006: $6,213,863) relating to the Group’s oil and gas properties. Included in this amount is a reversal of impairment losses recorded in the prior year of $802,745. At 31 December 2007, the Directors determined that the conditions which caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Company’s policy. This was primarily due to the continued improved performance of a number of wells within the Lookout Wash fields. The increase in oil price also contributed to some of the impairment reversal.

The Group also recognised impairment losses of $1,170,862. This impairment is mainly due to unfavourable revisions in the depletion curves in relation to the Jonah field. This field has decreased in value due to delays in drilling two proved undeveloped locations which has resulted in the discounting of future cash flows having a significant impact on the value of the field.

5.	DIVIDENDS PAID AND PROPOSED

No dividends have been paid or declared by the Group during the half-year or to the date of this report.

6.	SEGMENT INFORMATION

Business Segments

The group operates in one business segment being oil and gas exploration, development and production.

Geographic Segments

Geographically, the group operates in the United States of America and Australia. Oil and gas production and exploration activities, and senior management activities, occur in the United States of America, whilst the corporate activities of the group take place in Australia.

The following table presents revenue and loss information regarding geographic segments for the half-year periods ended 31 December 2007 and 31 December 2006.

			United States of
	Australia		America		Consolidated
Half-year ended
31 December	2007	2006	2007	2006	2007	2006
	$	$	$	$	$	$
Total revenue	18,629	119,572	3,902,647	6,327,483	3,921,276	6,447,055
Segment result
before amortisation
and impairment	(634,290)	(38,970)	(1,095,037)	1,578,014	(1,729,327)	2,932,824
Impairment	-	-	(368,117)	(6,213,863)	(368,117)	(6,213,863)
Depreciation and
Amortisation	(4,961)	(5,151)	(1,422,257)	(2,053,143)	(1,427,218)	(2,058,294)
Segment result	(639,251)	(44,121)	(2,885,411)	(6,688,992)	(3,524,662)	(5,339,333)
Unallocated					(1,807,508)	(1,393,780)
Total					(5,332,170)	(6,733,113)

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

7.	CONTINGENCIES AND COMMITMENTS

There have been no material changes in the commitments and contingent assets or liabilities in relation to the Group during the six months ending 31 December 2007.

8.	CONTRIBUTED EQUITY

Issued and paid up capital
	CONSOLIDATED
	Dec 2007	Jun 2007
	$	$

Ordinary fully paid shares	72,716,544	69,347,605

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Each ordinary share entitles its holder to one vote, either in person or by proxy, at a meeting of the Company.

	CONSOLIDATED
	Number of
	shares	$
Movement in ordinary shares on issue
Balance at 1 July 2007	192,263,833	69,347,605
Shares issued during the half-year i)	16,895,383	3,379,077
Transactions costs on share issues	-	(10,138)
Balance at 31 December 2007	209,159,216	72,716,544

i)	On 11 October 2007 the consolidated entity issued 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 (before costs).

Share options
On 11 October 2007, 4,000,000 options were issued to key management personnel. These options have an expiry date of 10 October 2012 and an exercise price of 30 cents per share. These options have been valued at 8.52 cents per share, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	20.00
Exercise price (cents)	30.00
Time to expiry (years)*	3.75
Risk free rate (%)	6.46
Share price volatility (%)	64.75

*Whilst the options have a five year term, the time to expiry has been adjusted to take into account the likelihood of the options being exercised prior to their expiration date.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

The value of these options has been expensed through employee benefits expense in the income statement in the current period as they vested immediately.

In conjunction with the capital raising completed in October 2007, 3,379,077 options were also issued. These options have an exercise price of 30 cents per share and expire on 10 October 2012.

At the end of the half-year there were 52,217,415 (June 2007: 44,838,338) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any related body corporate.

9.	CONVERTIBLE NOTES

The Group has recognised embedded derivatives in relation to its convertible notes issued in May 2006. The notes contain a conversion option which allows the holder of the notes to convert the notes into ordinary shares on the terms set out in Note 16 of the Consolidated Financial Statements for the year ended 30 June 2007. This conversion option has been classified as an embedded derivative and has been bifurcated from the debt facility.

	As at:
	31 December 2007	30 June 2007
	$	$
Host Contract	17,844,686	17,697,138
Embedded Derivatives	2,650,266	3,104,073
	20,494,952	20,801,211

The movement in the fair value of the embedded derivatives was recognised as a gain in the Income Statement in the period ended 31 December 2007. The Group uses a binomial option pricing model to estimate the fair value of the embedded derivatives. The following inputs were used:

	31 December 2007	30 June 2007
Dividend yield (%)	-	-
Expected volatility (%)	50.00%	50.00%
Risk free interest rate (%)	2.99%-3.18%	4.875%
Expected life of option (years)	2-3.5	2-4
Option exercise price - cents	22-47	22-57
Share price	19	19

Correction of Inaccurate Valuation in Prior Year

In the financial year ended 30 June 2006, the Group recognised embedded derivatives in relation to its convertible notes issued in May 2006. Due to an inaccurate valuation of the embedded derivatives as at 30 June 2006, a net gain from the movement in the fair value of the embedded derivatives amounting to $2,480,084 should have been recorded in the income statement for the year ended as at 30 June 2006. Furthermore, additional interest expense in relation to the host contract amounting to $335,923 was not recorded in the income statement for that year. The inaccurate valuation had the effect of overstating the loss for the year ended 30 June 2006 and the accumulated losses of the Group as at 30 June 2006 by $2,144,161.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
for the half-year ended 31 December 2007

As at 31 December 2006, the fair value of the embedded derivatives and the amortised cost of the host debt contract were correctly recognised on the balance sheet at that date. The interest expense and the fair value movements in the embedded derivatives since the issue date were recorded in the loss for the half year period ended 31 December 2006. Accordingly, the half-year loss was understated by $2,144,161, being the portion of the interest expense and fair value movements attributable to the financial year ended 30 June 2006.

The errors have been corrected by restating the comparative information for each of the affected financial statement line items in the income statement and statement of changes in equity for the period ended 31 December 2006 as described above.

Basic and diluted earnings per share for the half year ended 31 December 2006 have also been restated. The amount of the correction for both the basic and diluted earnings per share was an increase in the loss per share of 1.11 cents.

The current accounting policy in relation to the embedded derivative can be found in note 2 (gg) of the Consolidated Financial Statements for the year ended 30 June 2007.

10.	EVENTS AFTER THE BALANCE SHEET DATE

State GC #2
The State GC #2 well, located in Lea County, New Mexico, spudded on 15 February 2008 and reached a depth of 5700’ tvd on 26 February, where a severe lost circulation zone was encountered. Drilling mud circulation was lost and the drill pipe was stuck. After four days of fishing drill pipe a complete recovery of the drill string was not achieved and the decision was made to side track the well.

A first attempt at a cement plug was made on 3 March 2008 was not successful due to the severe loss circulation zone. A second plug was pumped on 4 March with LCM material as a precursor and was successful. In the near future, the Company plans to pump a second high tensile strength cement plug to facilitate the side track kick off.

The Consolidated Entity also increased its working interest in this field from 27% to 37% at no additional cost.

Harstad #1-15 Fracture Stimulation Status
The Harstad #1-15 well located in Williston County, North Dakota was fracture stimulated on 5 February 2008. After several days of unloading fracture load water the well has consistently produced over 200 bopd of production, a three fold increase over its pre-frac rate of 68 bopd. Currently, the company is planning additional PUD drilling locations offsetting this positive result with the first well slated to spud in July, 2008.

Since the end of the half-year, the directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly, affect the operations of the Company or the Group, the results of the operations of the Company or the Group, or the state of affairs of the Company or the Group in the subsequent financial year.

SAMSON OIL & GAS LIMITED

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Samson Oil & Gas Limited, I state that:

In the opinion of the directors:

(a)	the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; an

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

T. M. Barr
Director

Perth, Western Australia
14 March 2008

SAMSON OIL & GAS LIMITED

AUDITOR’S INDEPENDENCE DECLARATION

w	The Ernst & Young Building	w	Tel	61 8 9429 2222
	11 Mounts Bay Road		Fax	61 8 9429 2436
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Auditor’s Independence Declaration to the Directors of Samson Oil & Gas Limited

In relation to our review of the financial report of Samson Oil & Gas Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T S Hammond
Partner
Perth
14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

SAMSON OIL & GAS LIMITED

INDEPENDENT REVIEW REPORT

w	The Ernst & Young Building	w	Tel	61 8 9429 2222
	11 Mounts Bay Road		Fax	61 8 9429 2436
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

To the members of Samson Oil & Gas Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Samson Oil & Gas Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes i n equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order t o state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 i n cluding: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Samson Oil & Gas Limited and the entities it controlled during the half-year ended 31 December 2007, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review i s substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved under Professional Standards Legislation.

SAMSON OIL & GAS LIMITED

INDEPENDENT REVIEW REPORT

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Samson Oil & Gas Limited is not in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

T S Hammond
Partner
Perth
14 March 2008